           SUPPLEMENT TO THE OFFER TO PURCHASE DATED AUGUST 12, 1998
                           OFFER TO PURCHASE FOR CASH

                                   MGZ CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                          MENTOR GRAPHICS CORPORATION

                                HAS AMENDED ITS
                           OFFER TO PURCHASE FOR CASH
               AND IS OFFERING TO PURCHASE UP TO AN AGGREGATE OF
                        2,100,000 SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                       OF
                         QUICKTURN DESIGN SYSTEMS, INC.
                                       AT
                               $15 NET PER SHARE

   THE OFFER, WITHDRAWAL RIGHTS AND THE PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, JANUARY 21, 1999 UNLESS THE OFFER IS
                                   EXTENDED.

    THE OFFER, AS AMENDED, IS CONDITIONED UPON, AMONG OTHER THINGS, THE ELECTION OF MENTOR GRAPHICS' NOMINEES (GIDEON ARGOV, SCOTT H. BICE, HARRY L. DEMOREST, C. SCOTT GIBSON AND MICHAEL J.K. SAVAGE OR, IF ANY OF THEM IS UNABLE TO SERVE, A SUBSTITUTE NOMINEE) TO THE BOARD OF DIRECTORS OF QUICKTURN DESIGN SYSTEMS, INC. (THE "COMPANY") AT THE SPECIAL MEETING OF STOCKHOLDERS OF THE COMPANY SCHEDULED FOR JANUARY 8, 1999, OR AT ANY ADJOURNMENT, POSTPONEMENT OR CONTINUATION THEREOF (THE "SPECIAL MEETING"). THE OFFER IS ALSO SUBJECT TO THE TERMS AND CONDITIONS CONTAINED IN SECTION 6 OF THIS THIRD SUPPLEMENT.

    THE OFFER, AS AMENDED, IS NOT SUBJECT TO THE MINIMUM CONDITION, THE RIGHTS CONDITION, THE SECTION 203 CONDITION OR THE HSR CONDITION (EACH AS DEFINED IN THE OFFER TO PURCHASE, THE FIRST SUPPLEMENT AND/OR THE SECOND SUPPLEMENT).

    THE OFFER, AS AMENDED, IS NOT CONDITIONED ON PURCHASER OBTAINING FINANCING.

                                   IMPORTANT

    Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (1) complete and sign a revised Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the revised Letter of Transmittal and mail or deliver it, together with the certificate(s) evidencing tendered Shares and, if separate, the certificates representing the Rights, and any other required documents, to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase and Section 2 of the Second Supplement or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.

    STOCKHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED SHARES PURSUANT TO THE OFFER AND WHO HAVE NOT WITHDRAWN THOSE SHARES NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO TENDER SHARES PURSUANT TO THE OFFER, AS AMENDED.

    TO BE VALID, A TENDER OF SHARES MUST BE ACCOMPANIED BY CERTIFICATES REPRESENTING SHARES OR THE BOOK-ENTRY TRANSFER PROCEDURES MUST BE COMPLIED WITH ON A TIMELY BASIS. SHARES MAY NOT BE TENDERED PURSUANT TO GUARANTEED DELIVERY PROCEDURES.

    In order to acquire Shares in a timely fashion and announce a proration number, if any, at the earliest practicable date following the Expiration Date (as defined), guarantees of delivery of Shares will not be accepted pursuant to the Offer. All stockholders who have previously tendered Shares using guarantee of delivery procedures have either perfected their tender by delivering their Shares and any other required documents or have withdrawn their tenders. Parent understands that no Shares that have been tendered and not withdrawn remain subject to guarantee of delivery procedures.

    Questions or requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Third Supplement. Additional copies of this Third Supplement, the Second Supplement, the First Supplement, the Offer to Purchase, the revised Letter of Transmittal and other tender offer materials may also be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

                      THE DEALER MANAGER FOR THE OFFER IS:

                              SALOMON SMITH BARNEY

January 7, 1999

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
INTRODUCTION...............................................................................................           1
  1. Terms of the Offer; Proration; Expiration Date........................................................           3
  2. Price Range of Shares.................................................................................           4
  3. Source and Amount of Funds............................................................................           4
  4. Background of the Offer...............................................................................           4
  5. Purpose of the Offer and the Proposed Merger; Plans for the Company...................................           4
  6. Certain Conditions of the Offer.......................................................................           5
  7. Legal Proceedings.....................................................................................           8
  8. Miscellaneous.........................................................................................           9

To the Holders of Common Stock (including the Associated Preferred Stock Purchase Rights) of Quickturn Design Systems, Inc.:

                                  INTRODUCTION

    The following information amends and supplements the Offer to Purchase, dated August 12, 1998 (the "Offer to Purchase"), as previously amended and supplemented by the Supplement to the Offer to Purchase, dated August 27, 1998 (the "First Supplement") and the Second Supplement to the Offer to Purchase, dated December 28, 1998 (the "Second Supplement"), of MGZ Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Parent" or "Mentor Graphics"), pursuant to which Purchaser is offering to purchase shares of common stock, par value $.001 per share (the "Company Common Stock"), of Quickturn Design Systems, Inc., a Delaware corporation (the "Company"), together with the associated preferred share purchase rights (the "Rights" and, together with the Company Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of January 10, 1996, as amended, between the Company and The First National Bank of Boston, as Rights Agent.

    Pursuant to this Third Supplement to the Offer to Purchase (the "Third Supplement"), Purchaser is increasing the offering price in the tender offer for 2,100,000 Shares of the Company to $15 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), from $14 cash per Share, all upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by the First Supplement, the Second Supplement and this Third Supplement, and the revised Letter of Transmittal (which, as amended from time to time, collectively constitute the "Offer").

    THE OFFER, AS AMENDED, IS CONDITIONED UPON, AMONG OTHER THINGS, THE ELECTION OF MENTOR GRAPHICS' NOMINEES (GIDEON ARGOV, SCOTT H. BICE, HARRY L. DEMOREST, C. SCOTT GIBSON AND MICHAEL J.K. SAVAGE OR, IF ANY OF THEM ARE UNABLE TO SERVE, A SUBSTITUTE NOMINEE) TO THE BOARD OF DIRECTORS OF THE COMPANY (THE "COMPANY BOARD") AT THE SPECIAL MEETING. THE OFFER, AS AMENDED, IS NOT SUBJECT TO THE MINIMUM CONDITION, THE RIGHTS CONDITION, THE SECTION 203 CONDITION OR THE HSR CONDITION (EACH AS DEFINED IN THE OFFER TO PURCHASE, THE FIRST SUPPLEMENT AND/OR THE SECOND SUPPLEMENT). See Section 1 of the Offer to Purchase, Sections 1 and 2 of the First Supplement, Section 1 of the Second Supplement and Section 1 of this Third Supplement.

    On January 5, 1999, the Company announced that it had amended its merger agreement with Cadence Design Systems, Inc. ("Cadence") pursuant to which Cadence would acquire the Company in a stock merger in which each stockholder would receive Cadence common stock with a value of $15 per share.

    Purchaser and Parent will continue to seek to negotiate a merger agreement or similar business combination between the Company and Purchaser or another direct or indirect subsidiary of Parent at the Offer Price (the "Proposed Merger"). The purpose of the Offer is for Parent, through Purchaser, to increase its equity interest in the Company as the first step in completing the Proposed Merger between Purchaser and the Company. The purpose of the Proposed Merger is to acquire all Shares not purchased pursuant to the Offer. Consummation of the Proposed Merger at the Offer Price, which is currently $15 per share, is conditioned upon negotiation of a merger agreement, due diligence and securing necessary financing. As a result of the increase to the Offer Price, Parent will no longer pay to stockholders whose Shares are converted pursuant to the Proposed Merger any portion of the Break-Up Fee in the event such Break-Up Fee is invalidated.

    Parent stands ready to consider increasing the Offer Price and the price to be paid per Share in the Proposed Merger if negotiation and due diligence demonstrate greater value of the Company to Parent.

                              THE SPECIAL MEETING

    A Special Meeting of Stockholders of the Company is scheduled for January 8, 1999 at the time and place designated by the Company in its proxy materials, or at any adjournment, postponement or continuation thereof. Parent is seeking an adjournment of the Special Meeting to a date later than January 8, 1999 to allow stockholders of the Company to consider recent developments.

    The proposals made by Parent to be presented at the Special Meeting are as follows: (i) to remove all members of the Company Board, (ii) to adopt an amendment to Section 3.2 of Article III of the Company's Bylaws (the "Company Bylaws") to reduce the authorized number of Company directors from eight to five, (iii) to elect Gideon Argov, Scott H. Bice, Harry L. Demorest, C. Scott Gibson and Michael J.K. Savage (the "Nominees") to fill the five vacancies on the Company Board resulting from the removal of the incumbent directors, (iv) to adopt a stockholder resolution repealing each provision of the Company Bylaws or any amendment thereto adopted by the Company Board subsequent to March 30, 1998 and prior to the effective date of the Proposals, and (v) to take action on any procedural matter, or any substantive matter that Parent does not know of within a reasonable time before the Special Meeting, which is properly brought before the Special Meeting (the "Proposals").

    The solicitation of proxies from the Company's stockholders in favor of the Nominees and the other Proposals is being made pursuant to a separate proxy solicitation. Stockholders of record at the close of business on November 10, 1998, the record date, will be entitled to notice of, and to vote at, the Special Meeting and all stockholders may tender all or any portion of such stockholder's Shares in the Offer.

    If elected as directors of the Company, Parent would encourage the Nominees, subject to their fiduciary duties as directors of the Company under applicable law and in accordance with the Company's rights and obligations under the merger agreement with Cadence, to seek to auction the Company to the highest bidder. Parent would also encourage the Nominees, subject to their fiduciary duties as directors of the Company under applicable law and in accordance with the Company's rights and obligations under the merger agreement with Cadence, to allow any bidder, including Parent, promptly to conduct a due diligence review of the Company and to seek to execute a merger agreement with the highest bidder.

    Notwithstanding the foregoing, if the Nominees are elected, Parent will not request the new Board to take any action which would constitute a breach by the Company of the Company's merger agreement with Cadence, including granting a request by a third party (including Parent) to conduct due diligence until such time as such provision in the merger agreement is judicially invalidated, or giving Cadence the right to terminate the merger agreement except by reason of the existence of a superior proposal (as defined in such merger agreement).

    As of November 30, 1998, there were 18,095,580 Shares outstanding. Parent currently owns 591,500 Shares, or approximately 3.3% of the outstanding Shares. Following consummation of the Offer, Parent will own 2,691,500 Shares, or 14.9% of the outstanding common stock, assuming 2,100,000 Shares are tendered into the Offer and not withdrawn. To the extent Purchaser determines that, as a result of the consummation of the Offer, Purchaser would beneficially own such number of the then outstanding Shares as would result in the occurrence of a Distribution Date (as defined in the Offer to Purchase) or cause the Purchaser to become an Acquiring Person (as defined in the Offer to Purchase), Purchaser expressly reserves the right, at any time and from time to time, to further amend the Offer to change the number of Shares being sought in the Offer so that the number of Shares that Purchaser would own upon consummation thereof would represent such number of Shares then outstanding as would not result in the occurrence of a Distribution Date, or cause the Purchaser to become an Acquiring Person, at such time. Any such amendment would be made in compliance with applicable rules and regulations of the Securities and Exchange Commission (the "Commission").

    THIS THIRD SUPPLEMENT DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT, OR AUTHORIZATION FOR OR WITH RESPECT TO ANY SPECIAL MEETING OF

THE COMPANY'S STOCKHOLDERS. THE SOLICITATION OF PROXIES TO REMOVE THE COMPANY BOARD, REDUCE THE AUTHORIZED NUMBER OF DIRECTORS, ELECT THE NOMINEES AND TAKE OTHER ACTION AT THE SPECIAL MEETING WILL BE MADE ONLY PURSUANT TO SEPARATE SOLICITATION MATERIALS COMPLYING WITH ALL APPLICABLE REQUIREMENTS OF SECTION 14(a) OF THE EXCHANGE ACT.

    THE OFFER TO PURCHASE, THE FIRST SUPPLEMENT, THE SECOND SUPPLEMENT AND THIS THIRD SUPPLEMENT AND THE REVISED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

    This Third Supplement should be read in conjunction with the Offer to Purchase, the First Supplement and the Second Supplement. Except as set forth in this Third Supplement the terms and conditions previously set forth in the Offer to Purchase, the First Supplement, the Second Supplement and the revised Letter of Transmittal remain applicable in all respects to the Offer. Terms used but not defined herein have the meanings set forth in the Offer to Purchase, the First Supplement or the Second Supplement.

1. TERMS OF THE OFFER; PRORATION; EXPIRATION DATE

    The discussion set forth in Section 1 of the Offer to Purchase, Section 2 of the First Supplement and Section 1 of the Second Supplement is hereby amended and supplemented as follows:

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for up to an aggregate of 2,100,000 Shares that are validly tendered prior to the Expiration Date (as defined herein) and not properly withdrawn in accordance with Section 4 of the Offer to Purchase. The term "Expiration Date" means 12:00 midnight, New York City time, on January 21, 1999 unless Purchaser shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

    THE OFFER, AS AMENDED, IS CONDITIONED UPON, AMONG OTHER THINGS, THE ELECTION OF THE NOMINEES, OR, IF ANY OF THEM IS UNABLE TO SERVE, A SUBSTITUTE NOMINEE, TO THE COMPANY BOARD AT THE SPECIAL MEETING. THE OFFER IS ALSO SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN SECTION 6 OF THIS THIRD SUPPLEMENT.

    PURCHASER RESERVES THE RIGHT (SUBJECT TO THE APPLICABLE RULES AND REGULATIONS OF THE COMMISSION) TO AMEND OR WAIVE ANY TERMS AND CONDITIONS OF THE OFFER.

    If more than 2,100,000 Shares are validly tendered prior to the Expiration Date and not properly withdrawn, Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for only 2,100,000 Shares, on a pro rata basis, with adjustments to avoid purchases of fractional Shares, based upon the number of Shares validly tendered prior to the Expiration Date and not properly withdrawn. Because of the difficulty of determining precisely the number of Shares validly tendered and not withdrawn, if proration is required, Purchaser may not be able to announce the final results of proration or pay for Shares until two business days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable on the next business day after the Expiration Date. Holders of Shares may obtain such preliminary information from the Information Agent and also may be able to obtain such preliminary information from their brokers.

    In the event the Offer is not consummated, Purchaser currently intends to explore all options which may be available to it, which may include, without limitation, seeking to acquire additional Shares through open market purchases or privately negotiated transactions, which may be at a price more or less than the Offer Price. Purchaser also reserves the right to dispose of Shares.

2. PRICE RANGE OF SHARES

    The discussion set forth in Section 6 of the Offer to Purchase, Section 3 of the First Supplement and Section 3 of the Second Supplement is hereby amended and supplemented as follows:

    The high and low last sales prices per Share as reported by the Nasdaq National Market for the first quarter of 1999 (through January 6, 1999) were $15.25 and $14.296875, respectively. HOLDERS OF SHARES ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

3. SOURCE AND AMOUNT OF FUNDS

    The discussion set forth in Section 9 of the Offer to Purchase, Section 6 of the First Supplement and Section 6 of the Second Supplement is hereby amended and supplemented as follows:

    Parent and Purchaser estimate that the total amount of funds required to acquire 2,100,000 Shares pursuant to the Offer (as amended and as described in this Third Supplement), and to pay all related costs and expenses relating thereto will be approximately $38 million. Purchaser plans to obtain all such funds through a capital contribution or a loan from Parent. Parent plans to provide such funds for such capital contribution or loan from its available cash and working capital.

4. BACKGROUND OF THE OFFER

    The discussion set forth in Section 10 of the Offer to Purchase, Section 7 of the First Supplement and Section 7 of the Second Supplement is hereby amended and supplemented as follows:

    Since December 28, 1998 Parent has sought to negotiate a business combination with the Company as well as to resolve outstanding issues between the two companies and between Parent and Cadence.

    On January 5, 1999, Cadence announced that it had increased to $15 per share the price that Cadence is proposing to pay for the Company in a stock merger.

    On January 6, 1999, Parent issued a press release announcing the terms of the Offer, as amended. Also on January 6 and 7, 1999, Parent's representatives discussed with the Company's representatives a possible adjournment of the Special Meeting to a date later than January 8, 1999.

5. PURPOSE OF THE OFFER AND THE PROPOSED MERGER; PLANS FOR THE COMPANY

    The discussion set forth in Section 11 of the Offer to Purchase, Section 8 of the First Supplement and Section 8 of the Second Supplement is hereby amended and supplemented as follows:

    Purchaser and Parent will continue to seek to negotiate with the Company regarding the Proposed Merger. The purpose of the Offer is for Parent, through Purchaser, to increase its equity interest in the Company as the first step in completing the Proposed Merger between Purchaser and the Company. The purpose of the Proposed Merger is to acquire all Shares not purchased pursuant to the Offer. Consummation of the Proposed Merger at the Offer Price, which is currently $15 per share, is conditioned upon negotiation of a merger agreement, due diligence and securing necessary financing. As a result of the increase to the Offer Price, Parent will no longer pay to stockholders whose Shares are converted pursuant to the Proposed Merger any portion of the Break-Up Fee in the event such Break-Up Fee is invalidated.

    In the event that the Proposed Merger is consummated, Purchaser intends to obtain all necessary funds through a capital contribution or a loan from Parent. Parent believes it will be able to confirm with its lenders the availability of funds for such capital contribution or loan from its available cash and working capital and pursuant to the Credit Agreement described in the Offer to Purchase.

6. CERTAIN CONDITIONS OF THE OFFER

    The discussion set forth in Section 14 of the Offer to Purchase, Section 9 of the First Supplement and Section 9 of the Second Supplement is hereby amended and supplemented as follows:

    Purchaser has eliminated the Minimum Condition, the Section 203 Condition, the Rights Condition and the HSR Condition to the Offer. However, to the extent Purchaser determines that, as a result of the consummation of the Offer, Purchaser would beneficially own such number of the then outstanding Shares as would result in the occurrence of a Distribution Date, or cause the Purchaser to become an Acquiring Person, Purchaser expressly reserves the right, at any time and from time to time, to further amend the Offer to reduce the number of Shares sought in the Offer so that the number of Shares that Purchaser would own upon consummation thereof would represent such number of Shares then outstanding as would not result in the occurrence of a Distribution Date, or cause Purchaser to become an Acquiring Person, at such time. Such amendment to the Offer could be required in the event the Company amends the Rights Agreement, changes its capitalization by way of a recapitalization or takes certain other actions in respect of the Shares. Any such amendment of the Offer would be made in compliance with applicable rules and regulations of the Commission.

    Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time, in its reasonable discretion, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for, Shares tendered, if (i) the Nominees (or, if any of them is unable to serve, a substitute nominee) have not been elected at the Special Meeting or
(ii) at any time on or after August 12, 1998, and prior to the Expiration Date, any of the following conditions shall exist:

    (a) there shall have been threatened, instituted or be pending an action or proceeding before any court or governmental, administrative or regulatory authority or agency, domestic or foreign (each, a "Governmental Entity"), or by any other person, domestic or foreign, before any court or Governmental Entity,
(i) challenging or seeking to, or which is reasonably likely to, make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, including any such requirements under California law, in addition to those required by federal securities laws and the DGCL (each as in effect on the date of the Offer to Purchase), in connection with the making of the Offer, the acceptance for payment of, or payment for, any Shares by Purchaser or any other affiliate of Parent or the consummation by Purchaser or any other affiliate of Parent of the Proposed Merger or other business combination with the Company, or seeking to obtain material damages in connection therewith; (ii) seeking to prohibit or limit materially the ownership or operation by the Company, Parent or any of their respective subsidiaries of all or any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, or to compel the Company, Parent or any of their respective subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries; (iii) seeking to impose or confirm limitations on the ability of Parent and its subsidiaries, including Purchaser, to exercise effectively full rights of ownership of any Shares (including the Rights associated with Shares), including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's stockholders; (iv) seeking to require divestiture by Parent and its subsidiaries, including Purchaser, of any Shares;
(v) seeking any material diminution in the benefits expected to be derived by Parent, Purchaser or any other affiliate of Parent as a result of the transactions contemplated by the Offer or the Proposed Merger or any other similar business combination with the Company; (vi) otherwise directly or indirectly relating to the Offer or which otherwise, in the reasonable judgment of Purchaser, might materially adversely affect the Company or Purchaser or any other affiliate of Parent or the value of the Shares; or (vii) which otherwise, in the reasonable judgment of Purchaser, is likely to materially adversely affect the business, operations (including, without limitation, results of operations), properties (including, without limitation, intangible properties), condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) or prospects of either the Company or any of its subsidiaries or Parent or any of its subsidiaries, including Purchaser;

    (b) there shall have been any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) Parent, Purchaser, the Company or any subsidiary or affiliate of Parent or the Company or (ii) the Offer or the Proposed Merger or other business combination by Purchaser or Parent or any affiliate of Parent with the Company, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer or the Proposed Merger, which, in the reasonable judgment of Purchaser, is likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

    (c) there shall have occurred any change, condition, event or development that, in the reasonable judgment of Purchaser, (i) is or is likely to be materially adverse to the business, operations (including, without limitation, results of operations), properties (including, without limitation, intangible properties), condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) or prospects of the Company or any of its subsidiaries or (ii) might materially adversely affect the Company or Purchaser or any other affiliate of Parent or the value of the Shares;

    (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the Nasdaq National Market, (ii) any decline, measured from the close of business on August 11, 1998, in the Standard & Poor's 500 Index by an amount in excess of 15%, (iii) any material adverse change in United States currency exchange rates or a suspension of, or limitation on, currency exchange markets, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on, or other event that, in the reasonable judgment of Purchaser, might affect the extension of credit by banks or other lending institutions, (vi) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (vii) in the case of any of the foregoing existing on August 11, 1998, a material acceleration or worsening thereof;

    (e) other than the redemption of the Rights at the redemption price thereof in accordance with their terms as such terms have been publicly disclosed prior to the date of the Offer to Purchase, the Company or any of its subsidiaries, joint ventures or partners or other affiliates shall have, directly or indirectly, (i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (iii) issued or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares (other than the issuance of Shares under option prior to the date of the Offer to Purchase, in accordance with the terms of such options as such terms have been publicly disclosed prior to the date of the Offer to Purchase), shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing,
(iv) declared or paid, or proposed to declare or pay, any dividend or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of capital stock of the Company, (v) altered or proposed to alter any material term of any outstanding security (including the Rights) other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger, (vi) incurred any debt other than in the ordinary course of business or any debt containing burdensome covenants, (vii) authorized, recommended, proposed or entered into an agreement, agreement in principle or arrangement or understanding with respect to any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement, arrangement or understanding with any person or group that, in the reasonable judgment of Purchaser, could adversely affect either the value of the Company or any of its subsidiaries, joint ventures or partnerships or the value of the Shares to Parent or Purchaser, (ix) entered into or amended any employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for the benefit of any of its employees, consultants or directors, or made grants or awards thereunder, other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any such persons, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or Purchaser shall have become aware of any such action that was not disclosed in publicly available filings prior to the date of the Offer to Purchase, or (xi) amended or authorized or proposed any amendment to the Company's Articles of Incorporation or Bylaws, or Purchaser shall have become aware that the Company or any of its subsidiaries shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to the date of the Offer to Purchase;

    (f) a tender or exchange offer for any Shares shall have been made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or affiliates), or it shall have been publicly disclosed or Purchaser shall have otherwise learned that (i) any person, entity (including the Company or any of its subsidiaries) or "group" (within the meaning of
Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13G on file with the Commission prior to the date of this Offer Purchase, (ii) any such person, entity or group that prior to the date of the Offer to Purchase had filed such a Schedule 13G with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares), other than for bona fide arbitrage purposes, (iii) any person or group shall have entered into or amended a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Company or (iv) any person shall have filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable filing threshold set forth therein) or made a public announcement reflecting an intent to acquire the Company or any subsidiary or significant assets of the Company;

    (g) any required waiver, approval, permit, extension, authorization or consent of any governmental authority or agency (including those described or referred to in Section 15 of the Offer to Purchase) shall not have been obtained on terms satisfactory to Purchaser in its reasonable discretion;

    (h) Parent or Purchaser shall have reached an agreement or understanding with the Company providing for termination of the Offer, or Parent, Purchaser or any other affiliate of Parent shall have entered into a definitive agreement or announced an agreement in principle with the Company providing for a merger or other business combination with the Company or the purchase of stock or assets of the Company;

    (i) (x) any material contractual right of the Company or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or any material amount of indebtedness of the Company or any of its subsidiaries, joint ventures or partnerships shall become accelerated or otherwise become due before its stated due date, in either case, with or without notice or the lapse of time or both, as a result of the transactions contemplated by the Offer or the Proposed Merger, (y) any covenant, term or condition in any of the Company's or any of its subsidiaries', joint ventures' or partnerships' instruments, licenses, or agreements is or may be materially adverse to the value of the Shares in the hands of Purchaser (including, but not limited to, any event of default that may ensue as a result of the consummation of the Offer or the Proposed Merger or the acquisition by Parent of control of the Company) or (z) other than amendments publicly announced by the Company prior to December 23, 1998, the Rights Agreement shall have been amended in any material respect; or

    (j) Purchaser shall have determined in its reasonable discretion that
Section 2115 of the California General Corporation Law (the "CGCL") applies to the Offer or the Proposed Merger;

which, in the reasonable judgment of Parent or Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Parent or Purchaser or any of their affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment.

    The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their reasonable discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by Parent or Purchaser concerning any condition or event described in this Section 9 shall be final and binding on all parties.

7. LEGAL PROCEEDINGS

    The discussion set forth in Section 17 of the Offer to Purchase, Section 10 of the First Supplement and Section 10 of the Second Supplement is hereby amended and supplemented as follows:

COURT OF CHANCERY OF THE STATE OF DELAWARE

    On December 31, 1998, the Delaware Supreme Court issued a written opinion affirming on alternative legal grounds the Delaware Court of Chancery's final order invalidating the Rights Agreement Amendment. The Delaware Supreme Court held the Rights Agreement Amendment invalid under Section 141(a) of the DGCL because it "impermissibly circumscribes the board's statutory power" and the power of the Company Board to redeem the Rights in order to facilitate a transaction that would serve the stockholders' best interests.

    On January 7, 1999, Parent filed an amended complaint in its lawsuit in the Delaware Court of Chancery against the Company, the Company Board and Cadence (the "Amended Complaint"). The Amended Complaint alleges that the members of the Company Board, aided and abetted by Cadence, continue to breach their fiduciary duties in excluding Parent from the process of selling the Company and failing to maximize shareholder value. The Amended Complaint seeks: (i) to enjoin consummation of the proposed Cadence merger; (ii) to invalidate the Termination Fee, the Reimbursement Fee and the Lock-up Option; (iii) to require the Company to postpone the Special Meeting to enable the dissemination of new information regarding the Offer and the Proposed Merger to stockholders; (iv) to declare that all proxies received prior to November 10, 1998 shall remain valid and be voted unless subsequently amended by the record owner of the shares; and (v) to require the Company to vote all proxies received in favor of the Proposals in accordance with their terms.

PATENT LITIGATION

    On January 6, 1999, Parent filed its motion for summary judgment with the Special Master regarding the Company's claims for damages caused by Parent's alleged infringement. Pre-trial conferences are scheduled with the Oregon District Court for January 13 and 14, 1999.

8. MISCELLANEOUS

    The discussion set forth in Section 18 of the Offer to Purchase, Section 12 of the First Supplement and Section 12 of the Second Supplement is hereby amended and supplemented as follows:

    Pursuant to Rule 14d-3 of Regulation 14D under the Exchange Act, Parent and Purchaser have filed with the Commission amendments to the Schedule 14D-1, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule 14D-1, and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from the same places and in the same manner as set forth in Section 7 of the Offer to Purchase except that they will not be available at the regional offices of the Commission.

    January 7, 1999                    MGZ Corp.

    Facsimile copies (with manual signatures) of the revised Letter of Transmittal will be accepted. The revised Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below

                        THE DEPOSITARY FOR THE OFFER IS:

                       IBJ WHITEHALL BANK & TRUST COMPANY

          BY MAIL:                     BY FACSIMILE:              BY HAND OR OVERNIGHT
  P.O. Box 84 Bowling Green           (212) 858-2611                    DELIVERY:
 Station New York, New York     Attn: Reorganization Dept.          One State Street
         10274-0084                                             New York, New York 10004
 Attn: Reorganization Dept.                                    Attn: Reorganization Dept.
                                                              Securities Processing Window
                                                                          SC-1

                               CONFIRM RECEIPT OF FACSIMILE
                                       BY TELEPHONE:
                                      (212) 858-2103

    Any questions or requests for assistance or additional copies of the Offer to Purchase, the First Supplement, this Second Supplement and the revised Letter of Transmittal, and other tender offer materials, may be directed to the Dealer Manager or the Information Agent at their respective addresses and telephone numbers listed below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                                     [LOGO]

                           156 FIFTH AVENUE NEW YORK,
                                 NEW YORK 10010
                         (212) 929-5500 (CALL COLLECT)
                                       OR
                         CALL TOLL-FREE (800) 322-2885
                      THE DEALER MANAGER FOR THE OFFER IS:

                              SALOMON SMITH BARNEY

                            Seven World Trade Center
                            New York, New York 10048